Exhibit 99.68

Securities Commission	2nd Floor, Joseph Howe Building 1690 Hollis Street P.O. Box 458 Halifax, Nova Scotia B3J 2P8	Bus: 902-424-7768 Fax: 902-424-4625 Website: www.gov.ns.ca/nssc
IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED
AND
IN THE MATTER OF
Blue Pearl Mining Ltd.

Receipt for (Final) Short Form Prospectus dated October 13, 2006 relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.
DATED at Halifax, this 16th day of October, 2006.
“Donna M. Gouthro”

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna Gouthro, Securities Analyst
Project # 991624